                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              --------------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)(1)

                                 INTERDENT, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   45865 R 109
                                 (CUSIP NUMBER)

                              EDMUND KAUFMAN, ESQ.
                               IRELL & MANELLA LLP
                        333 SOUTH HOPE STREET, SUITE 3300
                              LOS ANGELES, CA 90071
                                 (213) 620-1555
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 22, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                          -----------------------
CUSIP NO. 45865 R 109                 13D                   Page 2 of 10
                                                            Pages
--------------------------------                         -----------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Green Equity Investors III, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  -TM-
                                                                 (b)  -TM-
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      AF, WC, 00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     -TM-
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
      SOLE VOTING POWER
      5,514,999 SHARES
--------------------------------------------------------------------------------
8.    SHARED VOTING POWER
      11,294,718 SHARES
--------------------------------------------------------------------------------
9.    SOLE DISPOSITIVE POWER
      -0- SHARES
--------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER
      -0- SHARES
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,294,718 SHARES
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     -TM-

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      44.3% beneficial ownership of the voting stock based on 21,106,184 shares of Common Stock, 1,628,663 shares of Series D Preferred Stock outstanding on November 5, 1999 as reported by the Issuer on Form 10-Q for the quarter ended September 30, 1999 and 2,768,730 shares of Common Stock issuable upon conversion of the Convertible Notes held by the Investor Group.

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      PN

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                          -----------------------
CUSIP NO. 45865 R 109                 13D                   Page 3 of 10
                                                            Pages
--------------------------------                         -----------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      ID Recap, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)  -TM-
                                                                (b)  -TM-
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      AF, WC, 00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                     -TM-
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
      SOLE VOTING POWER
      5,514,999 SHARES
--------------------------------------------------------------------------------
8.    SHARED VOTING POWER
      11,294,718 SHARES

--------------------------------------------------------------------------------
9.    SOLE DISPOSITIVE POWER
      -0- SHARES

--------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER
      -0- SHARES

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,294,718 SHARES
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     -TM-

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      44.3% beneficial ownership of the voting stock based on 21,106,184 shares of Common Stock, 1,628,663 shares of Series D Preferred Stock outstanding on November 5, 1999 as reported by the Issuer on Form 10-Q for the quarter ended September 30, 1999, and 2,768,730 shares of Common Stock issuable upon conversion of the Convertible Notes held by the Investor Group.

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         This Schedule 13D is being filed by Green Equity Investors III, L.P. ("GEI III") and ID Recap, Inc. ("ID Recap", and together with GEI III, the "Reporting Persons"), with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), the shares of Series D Preferred Stock, par value $.001 per share (the "Series D Preferred Stock") and the 7% convertible subordinated notes (the "Convertible Notes") of InterDent, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Steven R. Matzkin ("Matzkin"), Michael T. Fiore ("Fiore"), SRM 1993 Children's Trust (the "Trust"), CB Capital Investors, L.P., DLJ Capital Corp., DLJ First ESC L.L.C., Sprout Capital VII, L.P., Sprout Capital II, L.P. and The Sprout CEO Fund, L.P. (collectively, the "Investor Group" and together with Matzkin, Fiore and the Trust, the "Affiliate Group"). The shares of Series D Preferred Stock vote together with the Common Stock on an as converted basis and are convertible into shares of Common Stock of the Issuer. The Convertible Notes are convertible into shares of Common Stock at the option of the holders at a conversion price of $9.21.

         The Reporting Persons have a right to acquire up to 5,514,999 shares of Common Stock pursuant to the exchange and subscription agreements described in Item 4. In addition, the Reporting Persons have shared voting power of up to 11,294,718 shares of Common Stock (which includes the votes resulting from the Series D Preferred Stock and the conversion of the Convertible Notes) pursuant to the voting agreements described in Item 4. As a result of these agreements described in Item 4, the Reporting Persons and the Affiliate Group may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with the Affiliate Group constitute a "person" or "group" for any purpose. The Reporting Persons as of the date of this statement, do not directly own any shares of Common Stock.

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.001 par value per share of InterDent, Inc., a Delaware corporation (the "Issuer"). The Series D Preferred Stock, $.001 par value per share is convertible into the Common Stock and votes together with the Common Stock on an as converted basis. The Convertible Notes are convertible into Common Stock at the option of the holder at a conversion price of $9.21.

         The Issuer's principal executive offices are located at 222 North Sepulveda Boulevard, Suite 740, El Segundo, California 90245. The Issuer's telephone number is (310) 765-2400.

ITEM 2(a), (b), (c) AND (f).   IDENTITY AND BACKGROUND.

         This statement is being filed jointly by ID Recap, Inc., a Delaware corporation ("ID Recap"), and Green Equity Investors III, L.P., a Delaware limited partnership ("GEI III"), pursuant to their agreement to the joint filing of this statement. The principal place of business of the Reporting Persons is located at 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

         ID Recap is wholly owned by GEI III. The general partner of GEI III is GEI Capital III, L.L.C., a Delaware limited liability company ("GEI"). LGP Management, Inc., a Delaware corporation ("LGPM"), is the general partner of Leonard Green & Partners, L.P., a Delaware limited partnership ("LGP"), which is an affiliate of GEI and the management company of GEI III. The principal place of business of each of GEI, LGPM and LGP is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

         As a result of their relationship with the Reporting Persons, each of GEI, LGPM and LGP may be deemed to have indirect beneficial ownership of the Common Stock with respect to which the Reporting Persons have beneficial ownership; however, each of GEI, LGPM and LGP disclaims beneficial ownership of the Common Stock.

         Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Gregory J. Annick, Peter J. Nolan and Jonathan A. Seiffer, each an individual United States citizen having a principal business address at 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control GEI, LGPM and LGP. As stated above, GEI, LGPM and LGP may be deemed to share beneficial ownership with respect to the Common Stock of which the Reporting Persons have beneficial ownership. As such, Messrs. Green, Sokoloff, Danhakl, Annick, Nolan and Seiffer may be deemed to have shared beneficial ownership with respect to the Common Stock. However, such individuals disclaim beneficial ownership of the Common Stock.

ITEM 2(d)         CRIMINAL CONVICTIONS IN LAST FIVE YEARS:

         None of the Reporting Persons or any person disclosed in response to
Item 2 has been convicted in a criminal proceeding during the last five years.

ITEM 2(e)         CERTAIN CIVIL PROCEEDINGS IN LAST FIVE YEARS:

         None of the Reporting Persons or any person disclosed in response to
Item 2 has been party to any civil proceeding of a judicial or administrative body and as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws during the last five years.

ITEM 3:           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds that will be used in connection with the Merger Transaction described in Item 4 is expected to be issuance of debt or equity securities or bank or other commercial borrowings or some combination of securities issuances and borrowings. There are two different possible sources of financing for the Merger Transaction. As set forth in a Letter dated October 21, 1999, from Donaldson, Lufkin & Jenrette Securities Corporation (together with its affiliates, "DLJ") to LGP (attached hereto as Exhibit 7.2), the total cash proceeds required to consummate the Merger Transaction is $336.9 million, which is expected to be financed with $160.0 million of senior subordinated notes and $176.9 million in capital stock and Convertible Notes contributed by the Affiliate Group and GEI III. The second financing alternative is set forth in a Letter dated October 21, 1999, from Deutsche Banc Alex. Brown (together with its affiliates, "Deutsche Banc") to ID Recap (attached hereto as Exhibit 7.3), pursuant to which the Merger Transaction is expected to be financed with $160.0 million of new subordinated debt and $174.4 in capital stock and Convertible Notes contributed by the Affiliate Group and GEI III. Both financing alternatives are contingent upon the Issuer's satisfaction of the terms and conditions set forth in the Agreement described in Item 4, and the terms and conditions set forth in the Letters of DLJ and Deutsche Banc attached hereto as Exhibits 7.2 and 7.3, respectively.

ITEM 4:           PURPOSE OF TRANSACTION.

         On October 22, 1999, the Issuer and ID Recap, a Delaware corporation wholly owned by GEI III, entered into an Agreement and Plan of Merger (the "Agreement," attached hereto as Exhibit 7.1), pursuant to which the Issuer agreed to be acquired in a cash merger at a price of $9.50 per share of Common Stock. The Agreement provides for a merger of ID Recap with and into the Issuer, with the Issuer as the surviving corporation (the "Merger"). Subject to shareholder approval, in the Merger all shares of the Issuer's Common Stock outstanding (except for (a) 823,554 shares of Common Stock held by certain members of management to be exchanged for shares of ID Recap pursuant to the exchange and subscription agreements and (b) shares of Common Stock held in the Issuer's treasury or owned by ID Recap to be canceled without payment or conversion thereof) would be canceled and converted automatically into the right to receive an amount equal to $9.50 in cash, without interest.

         In connection with the Agreement, on October 22, 1999, Steven R. Matzkin and ID Recap entered into a voting agreement (attached hereto as Exhibit 7.4), which provides, among other things, that such stockholder agrees to vote his 2,500,237 shares of Common Stock of the Issuer in favor of the Merger and the Agreement. On October 22, 1999, Michael T. Fiore and ID Recap entered into a voting agreement (attached hereto as Exhibit 7.5), which provides, among other things, that such stockholder agrees to vote his 356,772 shares of Common Stock of the Issuer in favor of the Merger and the Agreement. On October 22, 1999, SRM 1993 Children's Trust and ID Recap entered into a voting agreement (attached hereto as Exhibit 7.6), which provides, among other things, that such stockholder agrees to vote its 2,553,617 shares of Common Stock of the Issuer in favor of the Merger and the Agreement. On November 18, 1999, CB Capital Investors, L.P., DLJ Capital Corp., DLJ First ESC L.L.C., Sprout Capital VII, L.P., Sprout Capital II, L.P., The Sprout CEO Fund, L.P. (collectively, the "Investor Group"), and ID Recap entered into a voting agreement (attached hereto as Exhibit 7.7), which provides, among other things, that such stockholders agree to vote their 1,649,562 shares of Common Stock, 1,465,800 shares of Series D Preferred Stock of the Issuer in favor of the Merger and the Agreement and in the event the Convertible Notes are converted into Common Stock, the Investor Group agrees to vote those 2,768,730 shares in favor of the Merger and the Agreement. As a result of such voting agreements, the Reporting Persons have a beneficial ownership interest in up to 11,294,718 shares of Common Stock of the Issuer through this shared voting control.

         Also in connection with the Agreement, on October 22, 1999, Michael T. Fiore and ID Recap entered into an exchange and subscription agreement (attached hereto as Exhibit 7.8), which provides, among other things, that such stockholder agrees to exchange 39,579 shares of Common Stock of the Issuer for shares of capital stock of ID Recap. On October 22, 1999, SRM 1993 Children's Trust and ID Recap entered into an exchange and subscription agreement (attached hereto as Exhibit 7.9), which provides, among other things, that such stockholder agrees to exchange 1,422,789 shares of Common Stock of the Issuer for shares of capital stock of ID Recap. On November 18, 1999, CB Capital Investors, L.P., DLJ Capital Corp., DLJ First ESC L.L.C., Sprout Capital VII, L.P., Sprout Capital II, L.P., The Sprout CEO Fund, L.P., and ID Recap entered into an exchange and subscription agreement (attached hereto as Exhibit 7.10), which provides, among other things, that such stockholders agree to exchange an aggregate economic value of $38.5 million worth of Common Stock, Series D Preferred Stock and Convertible Notes of the Issuer for shares of capital stock of ID Recap. As a result of these exchange and subscription agreements, the Reporting Persons have a right to acquire up to 5,514,999 shares of Common Stock of the Issuer. As a result of the Merger, the shares of Common Stock and Series D Preferred Stock and Convertible Notes of the Issuer acquired by ID Recap pursuant to the foregoing exchange and subscription agreements will be canceled without consideration pursuant to the Agreement. The outstanding capital stock of ID Recap, including the shares of common stock and preferred stock of ID Recap issued pursuant to the exchange and subscription agreements will be converted into shares of capital stock of the surviving corporation.

         As a result of the Merger Transaction, certain members of management of the Issuer, certain stockholders of the Issuer and GEI III will then hold the capital stock of the Issuer in equivalent proportion to the shares of common stock and preferred stock of ID Recap acquired by them pursuant to the exchange and subscription agreements. The transactions contemplated by the Agreement are herein collectively referred to as the "Merger Transaction."

         Completion of the Merger Transaction is subject to a number of conditions, including (i) approval of the Agreement by the holders of the Issuer's Common Stock, (ii) obtaining sufficient financing to complete the Merger Transaction and (iii) compliance with all applicable regulatory requirements.

         It is anticipated that the Common Stock of the Issuer will be delisted from the NASD National Market System as a result of the Merger Transaction.

         The description of the Merger Transaction disclosed in this Item 4 is qualified in its entirety by reference to the Exhibits attached hereto.

         Except as disclosed in this Item 4, no Reporting Persons or any other person disclosed in response to Item 2 has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Although the Reporting Persons do not directly own any shares of Common Stock of the Issuer as of the date hereof, pursuant to the voting agreements described in Item 4, the Reporting Persons beneficially own up to 11,294,718 shares of Common Stock representing 44.3% of the Issuer's voting stock. The percentage of voting stock indicated is based on 21,106,184 shares of Common Stock and 1,628,663 shares Series D Preferred Stock outstanding as of November 5, 1999, as disclosed on the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission and 2,768,730 shares of Common Stock issuable upon conversion of the Convertible

Notes held by the Investor Group. In addition, ID Recap has the right to acquire up to 5,514,999 shares of Common Stock pursuant to the exchange and subscription agreements.

         (b) The Reporting Persons have shared voting power with respect to the 11,294,718 shares of Common Stock.

         (c) Except as set forth in this statement, none of the Reporting Persons or any other person disclosed in response to Item 2 has effected any transactions in the Common Stock in the last 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the matters disclosed in response to Items 4 and 5, none of the Reporting Persons or any other person disclosed in response to Item 2 is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


         EXHIBIT 7.1       Agreement and Plan of Merger, dated as of October 22,
                           1999, by and between InterDent, Inc. and ID Recap,
                           Inc.

         EXHIBIT 7.2       Letter dated October 21, 1999, from Donaldson Lufkin
                           & Jenrette Securities Corporation to Leonard Green &
                           Partners, L.P.

         EXHIBIT 7.3       Letter dated October 21, 1999, from Deutsche Banc
                           Alex. Brown to ID Recap, Inc.

         EXHIBIT 7.4 Voting Agreement, dated as of October 22, 1999, between Steven R. Matzkin and ID Recap, Inc.

         EXHIBIT 7.5 Voting Agreement, dated as of October 22, 1999, between Michael T. Fiore and ID Recap, Inc.

         EXHIBIT 7.6 Voting Agreement, dated as of October 22, 1999, between SRM 1993 Children's Trust and ID Recap, Inc.

         EXHIBIT 7.7 Voting Agreement, dated as of November 18, 1999, among CB Capital Investors, L.P., DLJ Capital Corp.,
                           DLJ First ESC L.L.C., Sprout Capital VII, L.P.,
                           Sprout Capital II, L.P., The Sprout CEO Fund, L.P., and ID Recap, Inc.

                                        -8-


         EXHIBIT 7.8       Exchange and Subscription Agreement, dated as of
                           October 22, 1999, between Michael T. Fiore and ID
                           Recap, Inc.

         EXHIBIT 7.9       Exchange and Subscription Agreement, dated as of
                           October 22, 1999, between SRM 1993 Children's Trust and ID Recap, Inc.

         EXHIBIT 7.10      Exchange and Subscription Agreement, dated as of
                           November 18, 1999, among CB Capital Investors, L.P.,
                           DLJ Capital Corp., DLJ First ESC L.L.C., Sprout
                           Capital VII, L.P., Sprout Capital II, L.P., The
                           Sprout CEO Fund, L.P., and ID Recap, Inc.

         EXHIBIT 7.11      Joint Filing Agreement dated as of January 10, 2000.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2000                       ID Recap, Inc.



                                               By: /s/ John Danhakl
                                                  ----------------------------
                                                 Name:  John Danhakl
                                                 Title: President



                                               Green Equity Investors III, L.P.

                                               By:      GEI Capital III, L.L.C.
                                                        its general partner

                                                        By:  /s/ John Danhakl
                                                            -------------------
                                                            Name:  John Danhakl
                                                            Title: Member

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------
EXHIBIT 7.1       Agreement and Plan of Merger, dated as of October 22, 1999, by and between InterDent, Inc. and ID Recap, Inc.

EXHIBIT 7.2       Letter dated October 21, 1999, from Donaldson Lufkin &
                  Jenrette Securities Corporation to Leonard Green & Partners,
                  L.P.

EXHIBIT 7.3 Letter dated October 21, 1999, from Deutsche Banc Alex. Brown to ID Recap, Inc.

EXHIBIT 7.4       Voting Agreement, dated as of October 22, 1999, between Steven
                  R. Matzkin and ID Recap, Inc.

EXHIBIT 7.5       Voting Agreement, dated as of October 22, 1999, between
                  Michael T. Fiore and ID Recap, Inc.

EXHIBIT 7.6       Voting Agreement, dated as of October 22, 1999, between SRM
                  1993 Children's Trust and ID Recap, Inc.

EXHIBIT 7.7       Voting Agreement, dated as of November 18, 1999, among CB
                  Capital Investors, L.P., DLJ Capital Corp., DLJ First ESC
                  L.L.C., Sprout Capital VII, L.P., Sprout Capital II, L.P., The
                  Sprout CEO Fund, L.P., and ID Recap, Inc.

EXHIBIT 7.8       Exchange and Subscription Agreement, dated as of October 22,
                  1999, between Michael T. Fiore and ID Recap, Inc.

EXHIBIT 7.9       Exchange and Subscription Agreement, dated as of October 22,
                  1999, between SRM 1993 Children's Trust and ID Recap, Inc.

EXHIBIT 7.10      Exchange and Subscription Agreement, dated as of November 18,
                  1999, among CB Capital Investors, L.P., DLJ Capital Corp., DLJ
                  First ESC L.L.C., Sprout Capital VII, L.P., Sprout Capital II,
                  L.P., The Sprout CEO Fund, L.P., and ID Recap, Inc.

EXHIBIT 7.11      Joint Filing Agreement dated as of January 10, 2000.
